UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Green Brick Partners, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

392709101

(CUSIP number)

James R. Brickman

3131 Harvard Avenue, Suite 104

Dallas, Texas 75205

(214) 453-0145

(Name, address and telephone number of person authorized to receive notices and communications)

October 27, 2014

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 392709101

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James R. Brickman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 1,479,506
	8.	SHARED VOTING POWER: 186,936
	9.	SOLE DISPOSITIVE POWER: 1,479,506
	10.	SHARED DISPOSITIVE POWER: 186,936
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,666,442
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3% (1)
14.	TYPE OF REPORTING PERSON* IN

(1)	Based on 31,346,084 shares of common stock outstanding as of October 27, 2014.

ITEM 1.	Security and Issuer.

The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.01 per share, of Green Brick Partners, Inc. (f/k/a BioFuel Energy Corp.), a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3131 Harvard Ave., Suite 104, Dallas, Texas 75205. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	Identity and Background.

a) The Reporting Person is James R. Brickman.

(b) The business address of the Reporting Person is:

3131 Harvard Ave.

Suite 104

Dallas, Texas 75205

(c) The present occupation of the Reporting Person is as Chief Executive Officer and a Director of the Issuer. The address of the Issuer is included in Item 1 of this Schedule 13D and is incorporated herein by reference.

(d) The Reporting Person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Citizenship of the Reporting Persons is the United States of America.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The disclosure in Item 4 below is incorporated herein by reference.

ITEM 4.	Purpose of Transactions.

Transaction Agreement

On October 27, 2014, the Issuer completed the acquisition (the “Acquisition”) of all of the equity interests (the “Equity Interests”) in JBGL Builder Finance LLC and certain subsidiaries of JBGL Capital, LP (collectively, “JBGL”), as contemplated by the Transaction Agreement, dated as of June 10, 2014 (the “Transaction Agreement”), by and among the Issuer, certain affiliates of Greenlight Capital, Inc. and Brickman Member Joint Venture (collectively, the “Sellers”), and JBGL for $275 million. Pursuant to the terms of the Transaction Agreement, the $275 million purchase price was paid approximately $191.8 million in cash and the issuance of 11,108,500 shares of the Issuer’s common stock, as directed by the Sellers. Pursuant to the terms of the Transaction Agreement, the shares of common stock were valued at approximately $7.49 per share.

Upon the consummation of the Acquisition, on October 27, 2014, as partial consideration for James R. Brickman’s indirect sale of a portion of the Equity Interests pursuant to the Transaction Agreement, the Issuer issued directly to Mr. Brickman 1,479,506 shares of common stock of the Issuer and issued to the L. Loraine Brickman Revocable Trust (the “Revocable Trust”) 93,468 shares of common stock of the Issuer and issued to the Roger E. Brickman GST Marital Trust (the “Marital Trust”) 93,468 shares of common stock of the Issuer. Mr. Brickman may be deemed to indirectly beneficially own the shares of common stock of the Issuer directly held by the Revocable Trust and the Marital Trust by virtue of his position as a co-trustee of the RevocableTrust and the Marital Trust. Mr. Brickman disclaims beneficial ownership of the shares of common stock of the Issuer directly held by the Revocable Trust and the Marital Trust, and this Schedule 13D shall not be deemed an admission that Mr. Brickman is the beneficial owner of such securities for purposes of Section 13(d) or for any other purposes.

On October 27, 2014, the Issuer filed an amendment to its charter changing its name to Green Brick Partners, Inc.

The foregoing description of the Transaction Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Transaction Agreement, which is incorporated by reference as Exhibit 10.1 and is incorporated herein by reference.

Registration Rights Agreement

On October 27, 2014, in connection with the Transaction Agreement, the Issuer entered into a Registration Rights Agreement, with certain affiliates of Greenlight Capital, Inc., Mr. Brickman and certain family members of and trusts affiliated with Mr. Brickman (the “Seller Registration Rights Agreement”). Pursuant to the Seller Registration Rights Agreement, the Issuer agreed, subject to certain exceptions and limitations, to effect the registration of any shares of common stock beneficially owned by a Seller or its affiliates (including Mr. Brickman and his affiliates), from time to time and certain of their transferees; provided that the Issuer will not be obligated to effect the registration of any shares of common stock held by a Seller, its affiliates and certain of their transferees that (1) have been sold pursuant to an effective registration statement; (2) have been sold pursuant to Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”) (or a successor rule); or (3) have become eligible for immediate sale under Rule 144 of the Securities Act (or a successor rule) without any time or volume limitations thereunder.

The Sellers, acting either individually or together, may issue to the Issuer a written request that the Issuer effect the registration of all or any portion of a Seller’s common stock (a “Demand Registration”). During every 12-month period, the Sellers will be entitled to two Demand Registrations. In certain circumstances, the Issuer may postpone effecting a Demand Registration for up to 60 days. In addition, the Sellers will have unlimited “piggyback” registration rights, subject to customary cutbacks, and the ability to require that, after the Issuer becomes eligible to file a shelf registration statement with the Securities and Exchange Commission (the “SEC”) on Form S-3, the Issuer file such a shelf registration statement and keep it continuously effective until all of the Sellers’ common stock is sold. The Issuer will pay all expenses of the registered offerings pursuant to the Sellers’ exercise of their registration rights (other than underwriting discounts and commissions with respect to underwritten offerings). The Issuer’s obligations to register the Sellers’ common stock will terminate when the Sellers are able to sell all of their common stock without limitation under Rule 144 of the Securities Act. The Seller Registration Rights Agreement contains customary indemnification provisions.

The foregoing description of the Seller Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Seller Registration Rights Agreement, which is incorporated by reference as Exhibit 10.2 and is incorporated herein by reference.

Employment Agreement and Award Agreement

Upon the consummation of the transactions pursuant to the Transaction Agreement, Mr. Brickman became a member of the Issuer’s Board of Directors (the “Board”) and became the Chief Executive Officer of the Issuer. In connection with the consummation of the Acquisition on October 27, 2014, the Issuer entered into an employment agreement (the “Employment Agreement”) with Mr. Brickman. Under the Employment Agreement, Mr. Brickman will serve as the Chief Executive Officer of the Issuer and will serve as a member of the Board. The initial term of the Employment Agreement is five years. In addition to an annual base salary of $1.4 million, Mr. Brickman will be eligible to receive an annual bonus with a target award equal to 100% of his base salary contingent upon the achievement of performance goals, such as EBITDA targets, approved by the Board, and Mr. Brickman will be entitled to receive a one-time award of 500,000 stock options, which award will vest in five substantially equal installments on each of the first five anniversaries of the date of grant. The specific terms and conditions relating to Mr. Brickman’s stock options were to be set forth in an award agreement between the Issuer and Mr. Brickman. In the event that Mr. Brickman’s employment is terminated by the Issuer without Cause (as defined in the Employment Agreement) or Mr. Brickman’s resignation for Good Reason (as defined in the Employment Agreement), subject to Mr. Brickman’s execution of a release of claims in a form reasonably determined by the Issuer, the Issuer will provide Mr. Brickman with severance in an amount equal to two times (x) his base salary plus (y) his target bonus. Mr. Brickman will not be entitled to severance upon the expiration of the term of employment. The Issuer may require repayment of any bonus and equity-based compensation paid by the Issuer in a prior Issuer fiscal year if the Issuer is required to restate financial results with respect to such fiscal year due to material non-compliance with applicable financial reporting requirements.

The foregoing description of the Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Employment Agreement, which is incorporated by reference as Exhibit 10.3 and is incorporated herein by reference.

In connection with the consummation of the Acquisition on October 27, 2014, and in satisfaction of the obligation to issue a one-time award of 500,000 stock options pursuant to the Employment Agreement, the Issuer also entered into a stock option agreement with Mr. Brickman (the “Award Agreement”), pursuant to which Mr. Brickman received a one-time award of stock options to purchase 500,000 shares of common stock. The stock options have a per share exercise price equal to $7.4861, which is based on the weighted average price of the Issuer’s common stock for the five trading days immediately prior to the date of the grant. Subject to Mr. Brickman’s continued employment, the stock options will vest and become exercisable in five substantially equal installments on each of the first five anniversaries of the date of grant. In the event that Mr. Brickman’s employment is terminated by the Issuer without cause, any unvested portion of the stock options will vest and become exercisable as of the date of such termination. The stock option grant was made as an inducement material to Mr. Brickman entering into employment with the Issuer in accordance with NASDAQ Listing Rule 5635(c)(4).

The foregoing description of the Award Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Award Agreement, which is incorporated by reference as Exhibit 10.4 and is incorporated herein by reference.

Although Mr. Brickman currently has no specific plans or proposals to acquire or dispose of shares of common stock of the Issuer or any securities exercisable for or convertible into common stock of the Issuer other than in connection with Issuer compensatory awards of common stock or securities exercisable for or convertible into common stock, at any time and from time to time he may directly or indirectly acquire additional shares of common stock or associated rights or securities exercisable for or convertible into shares of common stock or dispose of any or all of his common stock or its associated rights or securities exercisable for or convertible into common stock, depending upon an ongoing evaluation of his investment in such securities, applicable legal and/or contractual restrictions, prevailing market conditions, other investment opportunities, liquidity requirements and/or other investment considerations.

Other than as described above or in connection with (or as may arise in connection with) his duties as the Issuer’s Chief Executive Officer and a Director of the Issuer, Mr. Brickman has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D. In performing his duties as Chief Executive Officer and a Director of the Issuer, Mr. Brickman may be involved in pursuing or negotiating matters such as those listed in Items 4(a)-(j). If Mr. Brickman’s involvement in such matters is in his capacity as Chief Executive Officer and/or a Director of the Issuer, Mr. Brickman does not intend to disclose his involvement in pursuing or negotiating such matters unless he negotiates or pursues them in his capacity as a stockholder.

ITEM 5.	Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of the cover page of this Schedule 13D are incorporated herein by reference. Such information is based on 31,346,084 shares of common stock outstanding as of October 27, 2014. The 500,000 stock options issued pursuant to the Award Agreement described in Item 4 above are not exercisable within 60 days and therefore are not included in the aggregate amount beneficially owned by the Reporting Person disclosed on the cover page of this Schedule 13D.

(c) Except as set forth herein, there have been no other transactions in the class of securities reported on that were effected within the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure regarding the Transaction Agreement, the Seller Registration Rights Agreement, the Employment Agreement and the Award Agreement contained in Item 4 is incorporated herein by reference.

The Transaction Agreement, the Seller Registration Rights Agreement, the Employment Agreement and Award Agreement are incorporated by reference as Exhibits 10.1, 10.2, 10.3 and 10.4, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

10.1	Transaction Agreement, dated as of June 10, 2014, by and among BioFuel Energy Corp., JBGL Capital L.P., JBGL Exchange (Offshore), LLC, JBGL Willow Crest (Offshore), LLC, JBGL Hawthorne (Offshore), LLC, JBGL Inwood (Offshore), LLC, JBGL Chateau (Offshore), LLC, JBGL Castle Pines (Offshore), LLC, JBGL Lakeside (Offshore), LLC, JBGL Mustang (Offshore), LLC, JBGL Kittyhawk (Offshore), LLC, JBGL Builder Finance (Offshore), LLC, Greenlight Onshore Investments, LLC, JBGL Exchange, LLC, JBGL Willow Crest, LLC, JBGL Hawthorne, LLC, JBGL Inwood, LLC, JBGL Chateau, LLC, JBGL Castle Pines, LP, JBGL Castle Pines Management, LLC, JBGL Lakeside, LLC, JBGL Mustang, LLC, JBGL Kittyhawk, LLC, JBGL Builder Finance, LLC and Brickman Member Joint Venture (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on June 13, 2014).

10.2	Registraton Rights Agreement, dated October 27, 2014, by and among Green Brick Partners, Inc. and JBGL Exchange (Offshore), LLC, JBGL Willow Crest (Offshore), LLC, JBGL Hawthorne (Offshore), LLC, JBGL Inwood (Offshore), LLC, JBGL Chateau (Offshore), LLC, JBGL Castle Pines (Offshore), LLC, JBGL Lakeside (Offshore), LLC, JBGL Mustang (Offshore), LLC, JBGL Kittyhawk (Offshore), LLC, JBGL Builder Finance (Offshore), LLC, Greenlight Capital Qualified, LP, Greenlight Capital, LP, Greenlight Capital Offshore Partners, Greenlight Reinsurance, Ltd., Greenlight Capital (Gold), LP, Greenlight Capital Offshore Master (Gold), Ltd., Scott L. Roberts, L. Loraine Brickman Revocable Trust, Roger E. Brickman GST Marital Trust, James R. Brickman, Blake Brickman, Jennifer Brickman Roberts, Trevor Brickman and Natalie Brickman (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 31, 2014).

10.3	Employment Agreement, dated as of October 27, 2014, between Green Brick Partners, Inc. and James R. Brickman (incorporated by reference to Exhibit 10.15 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 31, 2014).

10.4	Green Brick Partners, Inc. Stock Option Agreement, dated as of October 27, 2014, between Green Brick Partners, Inc. and James R. Brickman (incorporated by reference to Exhibit 10.16 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 31, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 6, 2014

/s/ James R. Brickman
James R. Brickman